Exhibit 99.2

                              SECOND AMENDMENT TO FOURTH AMENDED
                                AND RESTATED CREDIT AGREEMENT

        THIS SECOND  AMENDMENT TO FOURTH AMENDED AND RESTATED  CREDIT  AGREEMENT,  dated as of
November 20,  2002 (this "Amendment"),  is among KERZNER INTERNATIONAL  LIMITED, a corporation
                          ---------
organized  under  the  laws of The  Commonwealth  of the  Bahamas  and  formerly  known as Sun
International  Hotels  Limited  ("KIL"),   KERZNER   INTERNATIONAL  NORTH  AMERICA,   INC.,  a
                                  ---
corporation  organized  under  the laws of the State of  Delaware  and  formerly  known as Sun
International  North  America,  Inc.  ("KINA"),   KERZNER  INTERNATIONAL  BAHAMAS  LIMITED,  a
                                        ----
corporation  organized  under the laws of The  Commonwealth  of the Bahamas and formerly known as Sun  International  Bahamas  Limited  ("KIBL";  KIL,  KINA and  KIBL are each  individually
                                           ----
referred to as a "Borrower" and collectively  referred to as the  "Borrowers"),  the financial
                  --------                                         ---------
institutions as are or may become parties hereto  (collectively  referred to as the "Lenders")
                                                                                     -------
and CANADIAN IMPERIAL BANK OF COMMERCE,  acting through one or more of its agencies,  branches or affiliates ("CIBC"),  as the administrative  agent (in such capacity,  the "Administrative
                ----                                                           ---------------
Agent").
-----

                                     W I T N E S S E T H:
                                     - - - - - - - - - -

        WHEREAS,  the  Borrowers,  Lenders  and the  Administrative  Agent are  parties to the
Fourth Amended and Restated  Credit  Agreement,  dated as of  November 9,  2001, as amended by those certain letter agreements dated  December 14,  2001 and August 30, 2002 and that certain
First  Amendment to Fourth Amended and Restated Credit  Agreement dated as of May 8,  2002 (as amended,  supplemented,  amended and restated or otherwise  modified  through the date hereof, the "Existing Credit Agreement");
     -------------------------

        WHEREAS,  the Borrowers have  requested  that the Required  Lenders amend the Existing
Credit Agreement as set forth below; and

        WHEREAS,  the  Required  Lenders  have  agreed,  subject  to the terms and  conditions hereinafter  set forth,  to amend the  Existing  Credit  Agreement  in certain  respects  (the
Existing  Credit  Agreement,  as so amended or  otherwise  modified by this  Amendment,  being referred to as the "Credit Agreement");
                    ----------------

        NOW,  THEREFORE,  in  consideration  of the  premises  and for other good and valuable consideration  (the  receipt and  sufficiency  of which is hereby  acknowledged),  the parties hereto agree as follows.

                                           Part I

                                         DEFINITIONS

        SUBPART 1.1 Certain  Definitions.  The  following  terms  (whether or not  underscored)  when
                    --------------------
used in this Amendment shall have the following  meanings (such  meanings to be equally  applicable to the singular and plural forms thereof):

        "Amendment" is defined in the preamble.
         ---------                    --------

        "Borrowers" is defined in the preamble.
         ---------                    --------

        "Credit Agreement" is defined in the third recital.
         ----------------                    -------------

        "Existing Credit Agreement" is defined in the first recital.
         -------------------------                    -------------

        "Amendment Effective Date" is defined in Subpart 3.1.
         ------------------------                -----------

        "Lenders" is defined in the first recital.
         -------                    -------------

        SUBPART 1.2 Other Definitions. Terms for which meanings are provided in the Existing
                    -----------------
Credit Agreement are, unless otherwise defined herein or the context otherwise requires, used in this Amendment with such meanings.

                                           PART II

                                          AMENDMENTS

        Effective on (and subject to the  occurrence  of) the Amendment  Effective  Date,  the
Existing  Credit  Agreement  is hereby  amended in  accordance  with this  Part;  except as so amended or otherwise  modified by this Amendment,  the Existing Credit  Agreement and the Loan
Documents shall continue in full force and effect in accordance with their terms.

        SUBPART 2.1. Amendment to Section 1.1. Section 1.1 of the Existing Credit Agreement
                     ------------------------
is hereby amended by adding thereto the following new term in proper alphabetical order:

               "8-5/8% Senior  Subordinated  Notes" means the 8-5/8% Senior Subordinated Notes
                ----------------------------------
        due 2007  executed and  delivered by KIL and KINA  evidencing  the  Subordinated  Debt issued pursuant to the 8-5/8% Senior Subordinated Notes Indenture.

        SUBPART 2.1.1. Amendment to Section 7.2.6(b). Section 7.2.6(b) of the Existing Credit
                       -----------------------------
Agreement is hereby amended and restated in its entirety as follows:

               (b)    (i) make any payment or  prepayment of principal of, or interest on, any
        Subordinated  Notes  (A) on any day other  than,  in the case of  interest  only,  the stated  scheduled  date for such  payment  of  interest  set  forth in the  applicable
        Subordinated  Notes or in the applicable  Subordinated  Note  Indenture,  or (B) which would  violate the terms of this  Agreement or the  Subordination  Provisions  of such
        Subordinated  Note  Indenture;  or (ii) redeem,  purchase or defease any  Subordinated
        Notes;  provided,  that  notwithstanding  the  foregoing,  KIL shall be  permitted  to
                --------
        prepay,  purchase,  redeem or defease  Subordinated Notes if (x) as of the last day of the most recent Fiscal Quarter end, the Total Leverage Ratio was less than 4.5:1,  (y)
        both  before  and  after  giving  effect  thereto,  no  Default  has  occurred  and is continuing or would result  therefrom and (z) the principal  amount so paid,  prepaid, purchased,  redeemed  or  defeased,  when  aggregated  with the  amount of  Restricted
        Payments  paid  under  clause (a)  does not  exceed  the  Restricted  Payment  Amount;
                               ----------
        provided, further that notwithstanding the foregoing, on or before December 31,  2002,
        --------  -------
        KIL shall be permitted to prepay,  purchase or redeem all  outstanding  8-5/8%  Senior
        Subordinated  Notes so long as no Default  has  occurred  and is  continuing  or would result therefrom and all such 8-5/8% Senior  Subordinated Notes so purchased shall not be counted against the Restricted Payment Amount; and

                                          PART III

                                 CONDITIONS TO EFFECTIVENESS

        SUBPART 3.1. Effectiveness. This Amendment and the amendments contained herein shall
                     -------------
become effective on the date (the "Amendment Effective Date") when each of the conditions set
                                   ------------------------
forth in this Part shall have been fulfilled to the satisfaction of the Administrative Agent.

        SUBPART 3.1.1. Execution of Counterparts. The Administrative Agent shall have
                       -------------------------
received counterparts of this Amendment, duly executed and delivered on behalf of each
Borrower and the Required Lenders.

        SUBPART 3.1.2. Affirmation and Consent. The Administrative Agent shall have received,
                       -----------------------
with counterparts for each Lender, an Affirmation and Consent to this Amendment substantially in the form attached hereto as Exhibit A, duly executed and delivered by each of the Obligors
                               ---------
other than the Borrowers.

        SUBPART 3.1.3. Legal Details, etc. All documents executed or submitted pursuant
                       ------------------
hereto shall be substance to the Administrative Agent and its counsel. The Administrative
Agent and its counsel shall have received all information and such counterpart originals or such certified or other copies or such materials as the Administrative Agent or its counsel may reasonably request, and all legal matters incident to the transactions contemplated by this Amendment shall be satisfactory to the Administrative Agent and its counsel.

        SUBPART 3.1.4. Required Lenders. The Agent shall have received an executed consent to
                       ----------------
this Amendment in the form of Exhibit B from the Required Lenders.
                              ---------

                                           PART IV

                         MISCELLANEOUS; REPRESENTATIONS AND COVENANT

        SUBPART 4.1. Continuing Effectiveness, etc. As amended hereby, the Credit Agreement
                     -----------------------------
shall remain in full force and effect and is hereby ratified and confirmed in all respects.
After the Amendment Effective Date, all references in the Credit Agreement and each other
Loan Document to the "Credit Agreement" shall refer to the Existing Credit Agreement, after giving effect to this Amendment.

        SUBPART 4.2. Counterparts. This Amendment may be executed in any number of
                     ------------
counterparts and by the different parties on separate counterparts, and each such counterpart shall be deemed to be an original but all such counterparts shall together constitute one and the same Amendment.

        SUBPART 4.3. Governing Law. THIS AMENDMENT SHALL BE A CONTRACT MADE UNDER AND
                     -------------
GOVERNED BY THE INTERNAL LAWS OF THE STATE OF NEW YORK.

        SUBPART 4.4. Successors and Assigns. This Amendment shall be binding upon the
                     ----------------------
Borrowers, the Lenders and the Agents and their respective successors and assigns, and shall inure to their successors and assigns.

        SUBPART 4.5. Representations and Warranties. In order to induce the Required Lenders
                     ------------------------------
to execute and deliver this Amendment, the Borrowers represent and warrant to the Agents, the
Lenders and the Issuers that, after giving effect to the terms of this Amendment, the following statements are true and correct: (a) the representations and warranties set forth in Article VI of the Existing Credit Agreement and in the other Loan Documents are true and correct on the Amendment Effective Date (unless stated to relate solely to an earlier date, in which case such representations and warranties were true and correct in all material respects as of such earlier date); and (b) no Default has occurred and be continuing, and neither KIL nor any Subsidiary is in material violation of any law or governmental regulation or court order or decree.

        IN WITNESS  WHEREOF,  the parties hereto have caused this Amendment to be executed and delivered by their respective authorized officers as of the day and year first above written.

                                            KERZNER INTERNATIONAL BAHAMAS LIMITED

                                            By:_____________________________________
                                            Title:

                                            Address:        Executive Offices
                                                            Coral Towers
                                                            Paradise Island,
                                                            The Bahamas

                                            Facsimile No.:  (242) 363-3703

                                            Attention:       John R. Allison and
                                                             Charles D. Adamo

                                            KERZNER INTERNATIONAL LIMITED

                                            By:_____________________________________
                                            Title:

                                            Address:        Executive Offices
                                                            Coral Towers
                                                            Paradise Island,
                                                            The Bahamas

                                            Facsimile No.:  (242) 363-3703

                                            Attention:      John R. Allison and
                                                            Charles D. Adamo

                                            KERZNER INTERNATIONAL NORTH AMERICA, INC.

                                            By:_____________________________________
                                            Title:

                                            Address:        Executive Offices
                                                            Coral Towers
                                                            Paradise Island,
                                                            The Bahamas

                                            Facsimile No.:  (242) 363-3703

                                            Attention:      John R. Allison and
                                                            Charles D. Adamo

                                            CANADIAN IMPERIAL BANK OF COMMERCE, as
                                            Administrative Agent

                                            By:____________________________________
                                            Title:  Managing Director,
                                                       CIBC World Markets Corp., AS AGENT

                                            Address:        10880 Wilshire Boulevard
                                                            Suite 1700
                                                            Los Angeles, California 90024

                                            Facsimile No.:  (310) 446-3610

                                            Attention:      Leonardo R. Fernandez, Jr.

                                            EXHIBIT A to Second Amendment to
                                            Fourth Amended and Restated Credit Agreement

                                      November 20, 2002

To the Parties Listed on the
Signature Pages Hereof
c/o Kerzner International Bahamas Limited
Executive Offices
Coral Towers
Paradise Island,
The Bahamas

Attention:  Chief Financial Officer

        Re:    Kerzner International Limited, Kerzner International North America, Inc. and
               Kerzner International Bahamas Limited

Gentlemen:

        Please refer to (1) the Fourth  Amended and  Restated  Credit  Agreement,  dated as of
November 9,  2001, as amended by that certain Second  Amendment to Fourth Amended and Restated
Credit Agreement dated as of November 20,  2002 (as so amended,  the "Credit  Agreement"),  by
                                                                      -----------------
and  among  KERZNER  INTERNATIONAL  LIMITED,  a  corporation  organized  under the laws of The
Commonwealth  of  the  Bahamas  ("KIL"),   KERZNER   INTERNATIONAL  NORTH  AMERICA,   INC.,  a
                                  ---
corporation   organized   under  the  laws  of  the  State  of  Delaware   ("KINA"),   KERZNER
                                                                             ----
INTERNATIONAL  BAHAMAS LIMITED, a corporation  organized under the laws of The Commonwealth of the Bahamas  ("KIBL";  KIL,  KINA and KIBL are each  individually  referred to as a "Borrower"
               ----                                                                  --------
and collectively  referred to as the  "Borrowers"),  the financial  institutions as are or may
                                       ---------
become parties hereto (collectively  referred to as the "Lenders"),  CANADIAN IMPERIAL BANK OF
                                                         -------
COMMERCE,  acting  through one or more of its agencies,  branches or affiliates  ("CIBC"),  as
                                                                                   ----
the administrative  agent (in such capacity,  the "Administrative  Agent") and (2) the Amended
                                                   ---------------------
and Restated  Subsidiary  Guaranty,  dated as of November 9,  2001 (the  "Guaranty"),  made by
                                                                          --------
each Guarantor (as such term is defined in the Credit  Agreement) a signatory  hereto in favor of the Agent for the  Beneficiaries.  Pursuant to an  amendment  dated of even date  herewith, certain  terms  of the  Credit  Agreement  were  amended.  We  hereby  request  that  you  (i)
acknowledge  and  reaffirm all of your  obligations  and  undertakings  under the Guaranty and
(ii)  acknowledge  and agree that the Guaranty is and shall remain in full force and effect in accordance with the terms thereof.

        Please  indicate  your  agreement to the  foregoing  by signing in the space  provided below, and returning the executed copy to the undersigned.

                                            CANADIAN IMPERIAL BANK OF COMMERCE, as
                                            Administrative Agent

                                            By:____________________________________
                                            Title:  Managing Director,
                                                       CIBC World Markets Corp., AS AGENT

                                            Address:        10880 Wilshire Boulevard
                                                            Suite 1700
                                                            Los Angeles, California 90024

                                            Facsimile No.:  (310) 446-3610

                                            Attention:      Leonardo R. Fernandez, Jr.

                                            Acknowledged and Agreed:

                                            BIRBO NV

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER HOTELS INTERNATIONAL MANAGEMENT NV

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL FINANCE LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER HOTELS INTERNATIONAL (BERMUDA), LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            ABERDEEN MANAGEMENT LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL MANAGEMENT LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE ISLAND LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL TIMESHARE LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE SECURITY SERVICES LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PURPOSEFUL BV

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL MARKETING (UK) LTD.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INVESTMENTS CONNECTICUT, LTD.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL DEVELOPMENT (TIMESHARE)
                                            LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            ISLAND HOTEL COMPANY LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            BAHAMAS E-TRADING LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERACTIVE DATA LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERACTIVE (IOM) LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERACTIVE SERVICES LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INVESTMENTS CALIFORNIA, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL NEVADA, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE BEACH INN LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE ENTERPRISES LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE ACQUISITIONS LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL DEVELOPMENT LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PARADISE ISLAND FUTURES LIMITED

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL RESORTS, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            PIV, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            ISS, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL MARKETING, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL NEW YORK, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL DEVELOPMENT GROUP, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INTERNATIONAL VACANCES SA

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            KERZNER INVESTMENTS NEW YORK, INC.

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________

                                            EXHIBIT B to Second Amendment to
                                            Fourth Amended and Restated Credit Agreement

                                      CONSENT OF LENDER
                                      -----------------

        Reference  is hereby  made to the Second  Amendment  to Fourth  Amended  and  Restated
Credit  Agreement  dated as of  November 20,  2002  among  KERZNER  INTERNATIONAL  LIMITED,  a corporation  organized  under the laws of The  Commonwealth  of the Bahamas  ("KIL"),  KERZNER
                                                                               ---
INTERNATIONAL  NORTH  AMERICA,  INC., a corporation  organized  under the laws of the State of
Delaware ("KINA"),  KERZNER  INTERNATIONAL  BAHAMAS LIMITED, a corporation organized under the
           ----
laws of The  Commonwealth  of the Bahamas  ("KIBL";  KIL, KINA and KIBL are each  individually
                                             ----
referred to as a "Borrower" and collectively  referred to as the  "Borrowers"),  the financial
                  --------                                         ---------
institutions  as  are  or  may  become  parties  hereto  (collectively   referred  to  as  the
"Lenders"),  CANADIAN  IMPERIAL BANK OF COMMERCE,  acting through one or more of its agencies, branches  or  affiliates  ("CIBC"),  as  the  administrative  agent  (in  such  capacity,  the
                            ----
"Administrative Agent").
---------------------

        The  undersigned  Lender  hereby  consents to the execution and delivery of the Second
Amendment to the Fourth Amended and Restated Credit Agreement by the  Administrative  Agent on
its  behalf,  substantially  in the form of the most recent  draft  thereof  presented  to the undersigned Lender.

Dated:  November __, 2002

                                            __________________________________________________
                                            [Name of Institution]

                                            By:_______________________________________________
                                            Name:_____________________________________________
                                            Title:____________________________________________